June 10, 2019

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Churchill Capital Corp II
Registration Statement on Form S-1
Submitted May 3, 2019
CIK No. 0001774675

Ladies and Gentlemen:

On behalf of our client, Churchill Capital Corp II, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Registration Statement on Form S-1 of the Company (the “Registration Statement”), marked to indicate changes from the draft Registration Statement on Form S-1 which was initially submitted on a confidential basis to the Securities and Exchange Commission (the “Commission”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on May 3, 2019.

The Registration Statement reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated May 30, 2019 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. For your convenience, references in the responses to page numbers are to the marked version of the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

1.	Please tell us your consideration of also presenting as adjusted balance sheet amounts assuming consummation of the offering.

Response to Comment 1

The Company has revised the Registration Statement to include as adjusted balance sheet amounts. See page 33 of the prospectus.

Securities and Exchange Commission
June 10, 2019

2.	We note that your strategy is to identify and complete an initial business combination with a company in an industry that complements the experience and expertise of your management team and that you may pursue an initial business combination with any business in any industry but expect to focus on a target in an industry where you believe your management and founder's expertise will provide a competitive advantage. Please disclose the industry that you believe complements the experience and expertise of your management team and on which you expect to focus.

Response to Comment 2

The Company has asked us to advise you that its management team has experience and expertise across many industries and that the Company may pursue a business combination with any business in any industry. The Company has revised the Registration Statement in response to this comment and Comment 3 to reflect this and to eliminate the suggestion that it will focus on any particular industry. See page 82-84 of the prospectus.

3.	Please revise this section and your prospectus summary to provide a discussion of your Chief Financial Officer's qualifications and experience, or tell us why this information is unnecessary. Please also disclose whether your management has had experience with transactions involving blank check companies and update your risk factors in this regard, if necessary.

Response to Comment 3

The Company has revised the Registration Statement as requested. See page 82 of the prospectus.

4.	We note your intention to establish an advisory group to assist management with sourcing and evaluating business opportunities and with optimizing any business post acquisition. Please clarify whether the members of this group will be comprised of members of the board, management or third parties. If it will be comprised of third parties, please disclose if and how you intend to compensate these parties given that you have not allocated any funds raised through this offering to pay such expenses. If such expenses will be paid with the proceeds from this offering, please revise your Use of Proceeds section beginning on page 63 accordingly.

Response to Comment 4

The Company has revised the Registration Statement as requested. See page 83 of the prospectus.

Securities and Exchange Commission
June 10, 2019

5.	We note that your forum selection provision identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including “derivative actions.” Please disclose whether you intend for this provision to apply to actions arising under the Securities Act. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision applies to claims arising under the Securities Act, please disclose that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response to Comment 5

The Company has revised the Registration Statement as requested. See page 139 of the prospectus.

6.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the Communications.

Response to Comment 6

The Company has asked us to advise you that it has not presented, or authorized anyone to present, any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent the Company does present, or authorize anyone to present, such communications, the Company will supplementally provide copies of such communications to the Staff.

* * * *

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3309 or Katherine Shaia at (212) 373-3329.

Very truly yours,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	Joel L. Rubinstein, Esq.
Winston & Strawn LLP